

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2020

Andrew S. Chang
Chief Financial Officer
PennyMac Financial Services, Inc.
3043 Townsgate Road
Westlake Village, California 91361

> **Re: PennyMac Financial Services, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2019**
> **Filed February 28, 2020**
> **File No. 001-38727**

Dear Mr. Chang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2019

Item 1. Business, page 6

1. We note your discussion of your Mortgage Banking – Loan Production activities starting on page 7 and your loan production activity table detailing amounts sourced from non-affiliates and from PennyMac Mortgage Investment Trust (PMT). In future filings, please revise your business section and MD&A to:

   - More clearly describe the types and structures of your mortgage banking activities, comparing and contrasting how each structure impacts your financial statements and financial results. For example, clarify how loan production managed on behalf of PMT versus for your own account impacts your financial statements and financial results.

   - For each type/structure of mortgage banking activity clearly describe the source of loans distinguishing between affiliated and non-affiliated sources, the type of loans (e.g. conventional, government insured, etc.) and relevant details regarding the structure and characteristics of sales/transfers (e.g. who is the transferee (PMT, institutional investors, etc.), are they packaged into MBS, etc.).

- For each type/structure of mortgage banking activity clearly describe the types of revenue generated (e.g. loans origination fees, fulfillment fees, gain on sale, etc.). We note your disclosure on page 51 that you recognized $542 million from sales to non-affiliates and $183 million from sales to PMT. Your disclosure should clearly explain how each loan production activity described and quantified in your loan production activity table is recognized in your income statement so an investor can more fully understand the relationship between each activity and the amount, trend and uncertainty of each type of revenue recognized.

Please provide us your proposed disclosure.

Loan Servicing, page 8

2. We note you service loans as the owner of the MSRs and on behalf of other MSR or loan owners. Please revise future filings to compare and contrast how servicing the loan as the owner of the MSR as compared to subservicing the loan impacts your financial statements and financial results. Specifically discuss how each activity impacts the quality of and potential variability of your earnings and cash flows. Please provide us your proposed disclosure.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 65

3. We note your disclosure that you use derivative financial instruments acquired with the intention of moderating the risk that changes in market interest rates will result in unfavorable changes in the fair value of your IRLCs, inventory of mortgage loans held for sale and MSRs. We also note your disclosure in slide 14 of your March 31, 2020 Earnings Report included in your Form 8-K filed on May 7, 2020 that your "utilizing of option coverage for significant movement in rates provided substantial benefit in 1Q20." Please revise future filings to more comprehensively describe the objectives of your hedging strategies, the context needed to understand those objectives and your strategies for achieving those objectives. Please refer to ASC 815-10-50-1A for guidance. Please provide us your proposed disclosure.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 3 - Significant Accounting Policies and Recently Issued Accounting Pronouncments, page F-10

4. Please revise future filings to disclose your revenue recognition policy related to loan origination fees.

Note 8 - Derivative Activities, page F-45

5.   We note your disclosure on page F-49 of the gains (losses) recognized on derivative financial instruments and the income statement line where such gains and losses are included. Please revise future filings to disclose this information separately by type of contract. Refer to ASC 815-10-50-4C, ASC 815-10-50-4D and ASC 815-10-55-182 for guidance.

Note 19 - Net Gains on Loans Held for Sale, page F-66

6.   Please revise future filings to more clearly disclose the amount of gain or loss from the sale of transferred financial assets separately from the gains or losses on loans and related financial instruments still held at period end. Please ensure you clearly disclose all information required by ASC 860-20-50 in your financial statements.

7.   We note that you provide significant detail regarding gains and losses related to activities with non-affiliates but significantly less detail regarding gains and losses related to activities with PMT. Please revise future filings to separately present any significant components related to these gains from PMT.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Benjamin Phippen, Staff Accountant, at 202-551-3697 or Mike Volley, Staff Accountant, at 202-551-3437 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance